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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NATURAL HEALTH TRENDS CORP.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
63888P406
(CUSIP Number)
March 5, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63888P406

1	NAMES OF REPORTING PERSONS George Broady

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		1,253,217 (as of 03/16/2009)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,253,217 (as of 03/12/2009)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,253,217 (as of 03/12/2009)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.69% (as of 03/12/2009)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13G/A

Item 1(a)	Name of Issuer.
Natural Health Trends Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
2050 Diplomat Drive
Dallas, Texas 75234

Item 2(a)	Name of Person Filing.
George Broady

Item 2(b)	Address of Principal Business Office.
751 Canyon Drive
Coppell, Texas 75019

Item 2(c)	Place of Organization.
Mr. Broady is a citizen of the United States.

Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number.
63888P406

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4	Ownership.
(a)	Amount Beneficially Owned:
1,253,217 (as of 03/12/2009)
(b)	Percent of Class:
12.69% (as of 03/12/2009)
(c) Number of Shares As To Which the Person Has:
(i) Sole Power to Vote or to Direct the Vote:
1,253,217 (as of 03/12/2009)
(ii) Shared Power to Vote or to Direct the Vote:
0
(iii) Sole Power to Dispose or to Direct the Disposition of:
1,253,217 (as of 03/12/2009)
(iv) Shared Power to Dispose or to Direct the Disposition of:
0

Item 5	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.
Not Applicable

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2009	By:	/s/ George Broady